                        SECURITIES AND EXCHANGE COMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                   (MARK ONE)

                 (X) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

              ( ) TRANSITION REPORTED PURSUANT TO SECTION 15 (d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

           FOR THE TRANSITION PERIOD FROM ___________ TO ____________

                       COMMISSION FILE NUMBER 001 - 14049

                      IMS HEALTH INCORPORATED SAVINGS PLAN
                              (Full title of Plan)

                             IMS HEALTH INCORPORATED
          (Name of Issuer of the Securities held pursuant to the Plan)

                       1499 POST ROAD, FAIRFIELD, CT 06430
        (Address of the Plan and the Issuer's principal executive office)

--------------------------------------------------------------------------------

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation and Benefits Committee of IMS Health Incorporated has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                      IMS HEALTH INCORPORATED SAVINGS PLAN
                                 (Name of Plan)


                             BY: /s/ Nancy E. Cooper
                             -----------------------
                                 Nancy E. Cooper
                Senior Vice President and Chief Financial Officer

                               Date: June 28, 2002

                      IMS HEALTH INCORPORATED SAVINGS PLAN
                                DECEMBER 31, 2001

                               INDEX TO FORM 11-K


  Report of Independent Accountants. . . . . . . . . . . . . . . . . . . . . . . .            1

  Financial Statements:
     Statements of Net Assets Available for Benefits as of
           December 31, 2001 and 2000. . . . . . . . . . . . . . . . . . . . . . .            2

     Statement of Changes in Net Assets Available for Benefits for the
        Year ended December 31, 2001. . . . . . . . . . . . . . . . . . . . . .. .            3

  Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . . .          4 - 7

  Supplemental Schedule:
     Schedule of Assets Held at End of Year  . . . . . . . . . .  . . . . .  . . .            8

  Exhibit Index. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            9

  Exhibit 23 - Consent of Independent Accountants . . . . . . . . . . . . .  . . .            10

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Plan Administrator and Plan Participants of IMS Health Incorporated Savings Plan:

    In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the IMS Health Incorporated Savings Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICEWATERHOUSECOOPERS LLP



New York, New York
June 18, 2002

                      IMS HEALTH INCORPORATED SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DOLLAR AMOUNTS IN THOUSANDS


                                                      AS OF DECEMBER 31,
                                                    ---------------------
                                                      2001         2000
                                                    --------     --------
        ASSETS:

        Investments, at fair value . . . . . .      $ 60,860     $ 66,725

        Investments, at contract value . . . .        26,714       22,351
                                                    --------     --------

        TOTAL ASSETS                                  87,574       89,076

        LIABILITIES:

        Other liabilities . . . . . . . . . . .           --          (10)
                                                    --------     --------

        NET ASSETS AVAILABLE FOR BENEFITS . . .     $ 87,574     $ 89,066
                                                    ========     ========





























   The accompanying notes are an integral part of these financial statements.

                      IMS HEALTH INCORPORATED SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                           DOLLAR AMOUNTS IN THOUSANDS


                                                       YEAR ENDED
                                                      DECEMBER 31,
                                                          2001
                                                        --------
             ADDITIONS TO NET ASSETS

             Investment income:
                 Interest and dividend income . .       $  1,817
                                                        --------

             Contributions:
                  Members . . . . . . . . . . . .          7,815
                  Company . . . . . . . . . . . .          2,449
                  Rollover . . . . . . . . . . . .           453
                                                        --------
                      Total contributions                 10,717
                                                        --------

             Total additions . . . . . . . . . . .        12,534
                                                        --------

             DEDUCTIONS FROM NET ASSETS

             Attributed to:
             Benefits paid to members . . . . . . .        6,658
             Net depreciation (Note 5)  . . . . .          7,368
                                                        --------
                        Total deductions                  14,026
                                                        --------

             Net decrease                                 (1,492)

             Net assets available for benefits:
                Beginning of year . . . . . . . . .       89,066
                                                        --------
                End of year . . . . . . . . . . . .     $ 87,574
                                                        ========












    The accompanying notes are an integral part of these financial statements

IMS HEALTH INCORPORATED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DOLLAR AMOUNTS IN THOUSANDS


NOTE 1. DESCRIPTION OF THE PLAN

The following description of the IMS Health Incorporated Savings Plan (the "Plan") provides only general information. Participating members ("members") should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan available to U.S. employees of IMS Health Incorporated (the "Company") and certain of its subsidiaries. Full-time and regular part-time employees are eligible to participate in the Plan in the first month following their first day of employment. Temporary employees, who work at least 1,000 hours in their first year of employment, or any subsequent calendar year, are also eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

NOTE 2. ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan were prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management and the plan trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income and expenses during the reporting period. The most significant estimates relate to the valuation of investments. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

The Plan provides for various investment options comprised of stocks, bonds, fixed income securities and other investment securities. Certain investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in these risks in the near term could materially affect members' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

INVESTMENTS

The Plan's investments in guaranteed investment contracts are stated at contract value, which represents the aggregate amount of deposits thereto, plus interest at the contract rate, less withdrawals. Pooled separate accounts are valued by the fund managers based on the asset values of the underlying securities as reported by the funds. Company stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Loans are recorded at cost, which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation/(depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments.

IMS HEALTH INCORPORATED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DOLLAR AMOUNTS IN THOUSANDS


CONTRIBUTIONS

A member may elect to contribute 1% to 16% of annual compensation. A member may designate contributions as before-tax or after-tax contributions. A member who is a highly compensated employee may be limited to less than the 16% maximum contribution amount, due to Internal Revenue Code (the "Code") regulations. For 2001, the limit on before-tax contributions was $10,500.

The Company matches an amount equal to 50% of a member's contributions, up to the first 6%. Member savings in excess of 6% are supplemental savings that are not matched by the Company. Company matching contributions are invested in the same investment funds as the member's own contributions.

VESTING

Members are 100% vested in the Company's matching contributions after the third year of employment. If the employee was previously employed by the Company's predecessors, vesting credit is given for employment during those periods. A member becomes fully vested in his or her Company contribution account upon retirement, disability, death, or upon reaching age 65. Members are always 100% vested in their own contributions and earnings thereon.

MEMBERS LOANS

Members may borrow from their fund accounts a minimum amount of $500 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000 minus the highest outstanding loan balance they had in the preceding 12 months. The maximum loan term is 57 months or up to 117 months for the purchase of a primary residence. The loans are secured by the balances in the member's accounts and bear interest at the prime rate at the date of the loan as published in The Wall Street Journal plus 2%. Principal and interest are paid on a monthly basis through payroll deductions. The default of a loan is deemed a taxable distribution of the unpaid balance. The loan fund balance, included in investments at fair value, amounted to $1,738 and $2,280 as of December 31, 2001 and 2000, respectively.

PAYMENTS OF BENEFITS

Benefits are recorded when paid. On termination of service due to death, disability, retirement or other reasons, a member may elect to receive a lump sum amount equal to the value of the member's vested interest in his or her account, or subject to certain conditions, annual installments over a period not greater than twenty years. Members may also elect to defer distributions subject to certain conditions.

FORFEITURES

A member who is not 100% vested in his or her Company contributions and is terminated for reasons other than retirement, death, disability or reaching age 65 shall forfeit his or her non-vested Company contributions. Forfeited amounts are applied to reduce subsequent Company contributions. In the event the employee is subsequently re-employed by the Company prior to incurring 5 consecutive one year breaks in service, such forfeited amount of his or her Company contributions shall be restored to his or her account. During 2001, approximately $152 was forfeited and has been used to reduce Company contributions.

ADMINISTRATIVE EXPENSES

Transaction and investment manager fees for each fund are charged against the Plan's assets and related rates of return. Trustee fees and other expenses of administering the Plan are paid by the Company.

GUARANTEED INVESTMENT CONTRACTS

As of December 31, 2001, the market value of the Special Fixed Income Fund (which consists of the Guaranteed Investment Contracts) totaled $26,714 with an average yield of 6.3% and an average crediting interest rate of 6.2%.

IMS HEALTH INCORPORATED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DOLLAR AMOUNTS IN THOUSANDS


PARTY-IN-INTEREST

Certain Plan investments are shares of pooled separate accounts managed by CIGNA. CIGNA is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 3. FEDERAL INCOME TAX

The plan is subject to the provisions of ERISA, as amended. A request for formal determination that the Plan is qualified and the trust established under the Plan is tax-exempt has been made to the Internal Revenue Service ("IRS"). The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

NOTE 4. PLAN TERMINATION

While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it may do so at any time subject to the provisions of ERISA, as amended and the Code. If this were to occur, all members of the Plan would become fully vested in the amounts in their accounts.

NOTE 5. INVESTMENTS

The following investments represent 5% or more of the net assets available for benefits as of the dates indicated:

                                                                    December 31,
                                                              ------------------------
                                                                   2001        2000
                                                              ----------- ------------
S&P 500 Index Fund                                               $34,440      $40,949
Guaranteed Income Fund *                                         $16,060      $     -
State Street Global Advisors Russell 2000 Index                   $5,893       $6,001
IMS Health Common Stock                                           $4,786       $6,745

* party-in-interest


During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Pooled separate accounts                $5,534
Common stock                            $1,834
                                   -----------
Net depreciation                        $7,368
                                   ===========

IMS HEALTH INCORPORATED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DOLLAR AMOUNTS IN THOUSANDS


NOTE 6.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                      DECEMBER 31,  December 31,
                                                                         2001          2000
                                                                       --------      --------
    Net assets available for benefits per the financial statements     $ 87,574      $ 89,066

    Amounts allocated to withdrawing members                                (10)          (65)
                                                                       --------      --------

    Net assets available for benefits per the Form 5500                $ 87,564      $ 89,001
                                                                       ========      ========


The following is a reconciliation of benefits paid to members per the financial statements to the Form 5500. Benefits paid to members recorded on the Form 5500 include amounts that have been processed and approved for payment prior to December 31, but not paid as of that date, whereas for financial statement purposes they are recorded when paid.

Withdrawals and distributions paid to members per the financial statements                    $6,658

Add:
Amounts requested by members for withdrawals and distributions at December 31,
2001 but paid in 2002                                                                             10

Less:
Amounts requested by members for withdrawals and distributions at December 31,
2000 but paid in  2001                                                                           (65)
                                                                                      --------------

Withdrawal and distributions paid to members per the Form 5500                                $6,603
                                                                                      ==============

IMS HEALTH INCORPORATED SAVINGS PLAN
SCHEDULE OF ASSETS HELD AT END OF YEAR
AS OF DECEMBER 31, 2001
DOLLAR AMOUNTS IN THOUSANDS


Description of Asset                                                Current Value
------------------------------------------------------------       ---------------
Guaranteed Income Fund *                                                $ 16,060
New York Life - Rate 5.70% Matures on 04/01/2003                           2,032
Principal Mutual - Rate 7.22% Matures on 10/01/2003                        1,903
New York Life - Rate 7.17% Matures on 10/01/2003                           1,854
John Hancock - Rate 6.69% Matures on 04/01/2005                            1,383
Allstate - Rate 5.28% Matures on 10/01/2002                                1,305
Metropolitan Life - Rate 6.69% Matures on 10/01/2005                       1,087
John Hancock - Rate 6.01% Matures on 04/01/2002                              559
Allstate  - Rate 6.24% Matures on 04/01/2002                                 531
                                                                        --------
    Subtotal - Investments At Contract Value                              26,714

S&P 500 Index Fund                                                        34,440
State Street Global Advisors Russell 2000 Index                            5,893
IMS Health Common Stock Fund                                               4,786
IMS Health Balanced Index Fund - - CIGNA *                                 4,365
Small Company Stock Value I Fund - Berger                                  3,960
State Street Global Advisors EAFE Index Account                            2,736
Charter Large Company Stock Growth Fund- - Putnam                          2,074
Member Loans *                                                             1,738
Templeton Foreign Account                                                    811
Synavant Legacy Fund                                                          35
Cash Transaction Account (GST)                                                22
                                                                        --------
    Subtotal - Investments At Fair Value                                  60,860

                                                                        --------
Total                                                                   $ 87,574
                                                                        ========

* party-in-interest

IMS HEALTH INCORPORATED SAVINGS PLAN
EXHIBIT INDEX




   EXHIBIT
      NO.               DESCRIPTION
-------------------    -----------------------------------------------------

   EX - 23              Consent of Independent Accountants